UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 21, 2019

MYND ANALYTICS, INC.

(Exact name of Company as specified in its charter)

Delaware	001-35527	87-0419387
(State or other	(Commission File No.)	(I.R.S. Employer
jurisdiction of		Identification No.)
incorporation)

26522 La Alameda, Suite 290

Mission Viejo, CA 92691

(Address of principal executive offices)

(949) 420-4400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On February 21, 2019, MYnd Analytics, Inc. (“MYnd” or the “Company”) received a notice of noncompliance (the “Notice”) from the Listing Qualifications Staff of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not compliant with the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Requirement”) for continued listing on The Nasdaq Capital Market because the Company’s stockholders’ equity, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2018, was below the required minimum of $2.5 million. Further, as of February 21, 2019, the Company did not meet the alternative compliance standards relating to the market value of listed securities or net income from continuing operations. The Notice has had no immediate impact on the continued listing or trading of the Company’s common stock on The Nasdaq Capital Market.

The Company has until April 8, 2019 according to the Notice to submit a plan to regain compliance. If Nasdaq accepts the plan, Nasdaq may grant an extension of up to 180 calendar days from the date of the Notice, or August 20, 2019, for the Company to provide evidence of compliance. If Nasdaq does not accept the Company’s plan, Nasdaq will notify the Company that its common stock is subject to delisting. The Company will have the opportunity to appeal that decision to a Nasdaq hearings panel.

The Company intends to submit a compliance plan to Nasdaq on or before the April 8, 2019 deadline given in the Notice. The compliance plan will include closing the recently announced proposed business combination with Emmaus Life Sciences, Inc. There can be no assurance that Nasdaq will accept the compliance plan or, if accepted, that the Company will be able to regain compliance with the stockholders’ equity requirement or meet the alternatives of market value of listed securities or net income from continuing operations, or otherwise maintain compliance with the other listing requirements.

Item 8.01.	Other Events.

Item 3.01, above, is incorporated by reference into this Item 8.01.

IMPORTANT INFORMATION ABOUT THE TRANSACTIONS WILL BE FILED WITH THE SEC

This communication is being made in respect of the proposed business combination involving MYnd and Emmaus Life Sciences, Inc. (“Emmaus”). In connection with the proposed transaction, MYnd and Emmaus have filed documents with the SEC, including the filing by MYnd of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, filed on February 13, 2019, and each of MYnd and Emmaus plan to file with the SEC other documents regarding the proposed transactions. INVESTORS AND SECURITY HOLDERS OF MYND AND EMMAUS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY MYND AND EMMAUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders may view these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting MYnd Investor Relations at mynd@crescendo-ir.com. Investors and security holders may view the documents filed with the SEC on MYnd’s website at www.myndanalytics.com or through the SEC’s website at www.sec.gov. Investors and security holders are urged to read the Joint Proxy Statement/ Prospectus and other documents filed with the SEC before making any voting or investment decision in connection with the proposed transactions.

PARTICIPANTS IN THE SOLICITATION

MYnd, Emmaus and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction has been included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of MYnd is also included in MYnd’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on March 1, 2018, as updated in MYnd’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, and additional information regarding the directors and executive officers of Emmaus is also included in Emmaus’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on August 23, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction.

NO OFFERS OR SOLICITATIONS

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, giving MYnd’s and Emmaus’ expectations or predictions of future financial or business performance or conditions, including, without limitation, statements related to (i) the Company’s intent to provide Nasdaq with a plan to regain compliance with the Minimum Stockholders’ Equity Requirement, (ii) the Company’s ability to regain or maintain compliance with the Minimum Stockholders’ Equity Requirement or any other Nasdaq requirement, (iii) the granting by Nasdaq to the Company of an additional 180 days to regain compliance with the Minimum Stockholders’ Equity Requirement, (iv) statements relating to the Agreement and Plan of Merger dated as of January 4, 2019, by and among the Company, the Company’s wholly owned subsidiary, Athena Merger Subsidiary, Inc., and Emmaus (the “Merger Agreement”), (v) the transactions contemplated by the Merger Agreement including but not limited to the Merger (as defined in the Merger Agreement) and (vi) the combined company’s future financial condition, performance and operating results, strategy and plans. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and MYnd and Emmaus assume no duty to update forward-looking statements.

In addition to factors previously disclosed in MYnd’s and Emmaus’ reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: Mynd’s intent to provide Nasdaq with a plan to regain compliance with the Minimum Stockholders’ Equity Requirement; MYnd’s ability to regain or maintain compliance with the Minimum Stockholders’ Equity Requirement or any other Nasdaq requirement; the granting by Nasdaq to MYnd of an additional 180 days to regain compliance with the Minimum Stockholders’ Equity Requirement; the ability of MYnd to regain or maintain compliance with Nasdaq requirements; the ability of MYnd to obtain NasdaqCM listing approval and meet other closing conditions to the Merger, including requisite approval by MYnd’s and Emmaus’ stockholders on a timely basis or at all; delay in closing the Merger; the ability to effect the proposed spin-off; adverse tax consequences to shareholders of the proposed spin-off; disruption following the Merger; the availability and access, in general, of funds to fund operations and necessary capital expenditures.

Other risks and uncertainties are more fully described in MYnd’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018, and Emmaus’ Annual Report on Form 10-K for the year ended December 31, 2017, each filed with the SEC, and in other filings that MYnd or Emmaus makes and will make with the SEC in connection with the proposed transactions, including the Joint Proxy Statement/Prospectus described herein under “Important Additional Information About the Transaction Will be Filed with the SEC.” Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The statements made in this Current Report on Form 8-K and the exhibits attached hereto speak only as of the date stated herein, and subsequent events and developments may cause MYnd’s or Emmaus’ expectations and beliefs to change. While MYnd or Emmaus may elect to update these forward-looking statements publicly at some point in the future, each of MYnd and Emmaus specifically disclaims any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing MYnd’s or Emmaus’ views as of any date after the date stated herein.. The Company’s actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements.

SIGNATURES

Pursuant to the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYnd Analytics, Inc.

	By:	/s/ Donald D’Ambrosio
February 22, 2019		Name: Donald D’Ambrosio Title: Chief Financial Officer